Exhibit 99.59

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Bellatrix Exploration Ltd.:

We consent to the inclusion and use of our report dated March 7, 2012, with respect to the consolidated balance sheets of Bellatrix Exploration Ltd. as of December 31, 2011, December 31, 2010 and January 1, 2010, and the related consolidated statements of comprehensive income, shareholders’ equity and cash flows for the years ended December 31, 2011 and December 31, 2010 included in this registration statement on Form 40-F.

We consent to the inclusion and use of our report dated March 9, 2011 with respect to the consolidated balance sheets of Bellatrix Exploration Ltd. as of December 31, 2010 and 2009 and the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the years ended December 31, 2010 and December 31, 2009 included in this registration statement on Form 40-F.

We also consent to the references to our firm’s name in this registration statement on Form 40-F.

/s/ KPMG LLP

Calgary, Canada

September 6, 2012